April 21, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
Mail Stop 4561
100 F STREET, NE
WASHINGTON, D.C. 20549-6010
Attn: Duc Dang and Stacie Gorman

Re:     Jesup & Lamont, Inc.
Amendment No. 3 to Preliminary Proxy Statement on Schedule 14A
Filed April 21, 2009
File No. 001-31292

Dear Sirs and Mesdames:

The SEC Staff completed its review of the Jesup & Lamont, Inc. (“Jesup”) proxy statement on April 15, 2009.  Subsequently, Jesup received permission from the NYSE Amex to hold a combined 2008 and 2009 Annual Meeting of Shareholders.  As a result, Jesup filed the above-referenced revised proxy statement.  In order to expedite the SEC Staff’s review, a summary of Jesup’s revisions is listed below.

Meeting; Meeting Date; Proxy Mailing Date

1.
The Annual Meeting of Shareholders is now referred to as the Combined 2008 and 2009 Annual Meeting of Shareholders.  Also, in order to allow time for the SEC Staff to review Jesup’s revised proxy statement, Jesup has postponed its Combined 2008 and 2009 Annual Meeting of Shareholders to May 19, 2009.  The date on which the proxy statement will be mailed to shareholders of record was adjusted accordingly to on or about April 22, 2009.

Proposal No. 1 – Election of Directors

1.
The proxy statement was revised to reflect that Donald A. Wojnowski, Jr. is resigning as Chief Executive Officer.  Alan Weichselbaum is being appointed as Chief Executive Officer, and as a result, will be resigning as Chief Financial Officer and will be performing his financial role as Acting Chief Financial Officer until his successor is named.

2.
Mark A. Wilton was elected by the Board of Directors as a director and was appointed to the Audit, Compensation and Corporate Governance/Nominating Committees in March 2009.  This information is now reflected in the proxy statement.

3.	The proxy statement now reflects the number of meetings held by the Board of Directors and each of the Audit, Compensation and Corporate Governance/Nominating Committees in 2008 and 2007.

4.
The proxy statement now reflects that the Audit Committee reviewed financial statements for fiscal years ended December 31, 2007 and 2008 and consulted with Jesup’s independent auditors regarding both years.

5.	Jesup’s address was changed to 650 Fifth Avenue, New York, New York 10019.

6.	The Security Ownership of Certain Beneficial Owners and Management section now reflects securities owned as of December 31, 2008.

7.	The Executive Compensation section now reflects that Stephen J. DeGroat resigned in 2008.

8.	The Outstanding Equity Awards At Fiscal Year-End and Director Compensation tables have been revised to reflect correct amounts.

9.	Audit Committee Reports for both 2008 and 2009 have been included.

Proposal Nos. 2, 5 and 6 – Equity Compensation Plan Information

1.	The Equity Compensation Plan Information section has been updated to provide information as of December 31, 2008.

Proposal No. 8 – Ratification of Independent Auditors

1.
Shareholders are being asked to ratify the appointment of Rosen Seymour Shapps Martin & Company LLP as Jesup’s independent auditors for the fiscal year ended December 31, 2008 and for the fiscal year ending December 31, 2009.  The proxy statement reflects that the report of Rosen Seymour Shapps Martin & Company LLP with respect to Jesup’s financial statements for the fiscal year ended December 31, 2008 appears in Jesup’s Annual Report for the fiscal year ended December 31, 2008.

2.	The Audit Committee Matters and Fees Paid to Independent Auditors section had been updated to include fees paid during fiscal year 2008, in addition to fiscal years 2007 and 2006.

Additional Information

1.
The Requirements, Including Deadlines, for Submission of Proxy Proposals, Nomination of Directors and Other Business of Shareholders section now provides deadlines for the Annual Meeting of Shareholders in 2010.

2

2.
Shareholders may now request a copy of Jesup’s Annual Report on Form 10-K for the year ended December 31, 2008, in addition to Jesup’s Annual Report on Form 10-KSB/A for the year ended December 31, 2007.

We have enclosed with this letter certain pages from the proxy statement on which revisions were made.  Please note that we have excluded pages on which only addresses or dates were changed. We would appreciate your prompt review of these revisions to Jesup’s proxy statement to avoid having to change the record date and further delay the holding of Jesup’s annual meeting.  Please direct any questions to Stephen Zelnick at (212) 838-8040, or the undersigned at (212) 838-3317.

Sincerely,

/s/ Quyen Luu

3

JESUP & LAMONT, INC.
_____________________________

NOTICE OF COMBINED 2008 AND 2009 ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 19, 2009
______________________________

To the Shareholders of Jesup & Lamont, Inc.:

NOTICE IS HEREBY GIVEN that the Combined 2008 and 2009 Annual Meeting of Shareholders of Jesup & Lamont, Inc. will be held at Jesup & Lamont Securities Corporation, 650 Fifth Avenue, New York, NY 10019 on May 19, 2009 at 10:00 a.m., local time for the purpose of considering and acting on the following matters:

1.	Election of six (6) directors.

2.
Approval of an amendment and restatement of our 2007 Incentive Compensation Plan to increase the maximum number of shares to be eligible for grant thereunder by 6,000,000, up to an aggregate of 10,000,000.

3.	Approval of the proposed issuance of up to 20,000,000 shares of our Common Stock in exchange for and payment of an aggregate amount of up to $10,000,000 of our outstanding debt.

4.	Approval of the proposed issuance of shares of our Common Stock in payment of $116,164.00 of liquidated damages.

5.	Approval of a stock purchase plan to enable us to sell and issue up to $10,000,000 of shares of our Common Stock to our directors, officers, employees or consultants.

6.	Approval of a compensation plan to enable us to issue shares of our Common Stock to our employees or independent consultants as a portion of their compensation.

7.	Approval of an amendment to our Articles of Incorporation to increase our number of authorized shares of Common Stock and Preferred Stock

8.
Ratification of the selection of Rosen Seymour Shapss Martin & Company LLP, successor to Miller, Ellin & Company, LLP, as our independent registered public accounting firm for the fiscal year ended December 31, 2008 and for the fiscal year ending December 31, 2009.

9.	Any and all matters incident to the foregoing, and such other business as may legally come before the meeting and any adjournments or postponements thereof.

Our Board of Directors has fixed the close of business on March 20, 2009 as the Record Date for determining the shareholders having the right to notice of and to vote at the meeting (the “Record Date”).

If you were a shareholder of record at the close of business on March 20, 2009, you may vote by proxy or in person at the annual meeting. Your vote is important, regardless of the number of shares you own. Whether you plan to attend the annual meeting or not, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD promptly and mail it in the envelope provided. If you attend the meeting and prefer to vote in person, you may do so since your proxy is revocable at your option.

By order of the Board of Directors

Steven M. Rabinovici
Chairman of the Board

Longwood, Florida
April 22, 2009

JESUP & LAMONT, INC.
______________________

PROXY STATEMENT
_______________________

FOR COMBINED 2008 AND 2009 ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 19, 2009

The Board of Directors of Jesup & Lamont, Inc. (“Jesup”) is providing the enclosed proxy materials to you in connection with its solicitation of proxies to be voted at Jesup’s Combined 2008 and 2009 Annual Meeting of Shareholders and any adjournment, postponement or continuation of the Annual Meeting. The Annual Meeting will be held at Jesup & Lamont Securities Corporation, 650 Fifth Avenue, New York, NY 10019 on May 19, 2009 at 10:00 a.m., local time, for the purposes described in the enclosed Notice of Meeting and this Proxy Statement. This Proxy Statement and the accompanying proxy will first be mailed to shareholders on or about April 22, 2009.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

Why did you send me this proxy statement?

Jesup sent you this proxy statement and the enclosed proxy card because you are a Jesup shareholder and Jesup’s Board of Directors is soliciting your proxy to vote your shares at the Annual Meeting. This proxy statement includes information about the issues to be voted upon at the meeting.

This proxy statement is being mailed on or about April 22, 2009 to all shareholders of record at the close of business on March 20, 2009 (the “Record Date”). On the Record Date, there were 21,873,582 shares of Jesup common stock, par value $0.01 per share, outstanding and entitled to vote. Each share of common stock is entitled to one vote. There were also outstanding 7,062 shares of Series C Preferred Stock, entitled to an aggregate of 353,100 votes; 781,527 shares of Series F Preferred Stock, entitled to an aggregate of 781,527 votes, and 1,688 shares of Series G Preferred Stock, entitled to an aggregate of 2,481,360 votes. In the aggregate, 25,489,569 votes may be cast at the Annual Meeting. Shares represented by each properly executed, unrevoked proxy received in time for the meeting will be voted as specified.

The expense of this solicitation, including the cost of preparing, assembling and mailing the Notice of Annual Meeting, Proxy and Proxy Statement, will be borne by Jesup. In addition to the solicitation of proxies by use of the mails, some of the officers and employees of Jesup, without extra remuneration, may solicit proxies personally, by telephone or otherwise. In addition, arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to forward proxies and proxy materials to their principals, and Jesup will reimburse them for their expenses in forwarding these materials.

Who is entitled to vote at the meeting?

Only shareholders of record at the close of business on the Record Date are entitled to receive notice of and to vote at the annual meeting. If you were a shareholder of record on that date, you will be entitled to vote all of the shares that you held on that date at the meeting, or any postponement or adjournment of the meeting.

How many votes do I have?

Each share of Jesup common stock that you owned on the record date entitles you to one vote.  Each share of Series C Convertible Preferred Stock owned on the Record Date is entitled to 50 votes, each share of Series F Convertible Preferred Stock to one vote, and each share of Series G Convertible Preferred Stock to 1,470 votes.

How many votes must be present to hold the meeting?

Under our bylaws and the Florida Business Corporation Act, Section 0725, the holders of a majority of Jesup’s shares of capital stock entitled to vote must be present at the meeting in person or by proxy in order to fulfill the quorum requirement necessary to hold the meeting. This means at least 12,744,785 voting shares must be present. We urge you to vote by proxy even if you plan to attend the meeting so that we will know as soon as possible that a quorum has been achieved. If a quorum is not present, the shareholders entitled to vote at the meeting, either present or represented by proxy, may adjourn the meeting from time to time, without notice other than announcement at the meeting of the time and place of the adjourned meeting, until a quorum shall be present or represented. However, if the date of any adjourned meeting is more than thirty days after the date for which the meeting was originally noticed, Jesup must give written notice of the place, date and hour of the adjourned meeting in accordance with its bylaws. No new record date need be set for any adjourned meeting unless the meeting is adjourned to a date more than 120 days after the original meeting date

How do I vote?

You can vote by completing, signing, dating and mailing the enclosed proxy card in the envelope provided. When a proxy is returned properly, the shares represented by the proxy will be voted in accordance with your instructions. You are urged to specify your choice by marking the appropriate boxes on the enclosed proxy card. If a proxy card is dated, signed and returned without specifying choices, the shares will be voted as recommended by the proxies listed on the proxy card.

You may also come to the Annual Meeting and cast your vote there. If your shares are held in the name of your broker, bank or other nominee and you wish to vote at the Annual Meeting, you must bring an account statement or letter from the nominee indicating that you were the beneficial owner of the shares on the Record Date, and that you have a right to vote your shares.

How do I vote if my shares are held in street name?

If your shares are held in street name, you should follow the voting instructions provided by your broker. If you hold your shares in street name and wish to vote at the meeting, you must obtain a written authorization from your broker and bring that authorization to the meeting. In the authorization the broker must acknowledge that your shares will not be voted by the broker.

Regardless of how your shares are registered, if you complete and properly sign the accompanying proxy card and return it to the address indicated, it will be voted as you direct.

What are the voting recommendations of the Board of Directors?

The Board of Directors recommends that you vote in the following manner:

1.	FOR each of the persons nominated by the Board of Directors to serve as directors.

2.	FOR approval of the amendment and restatement of our 2007 Incentive Compensation Plan.

3.	FOR approval of the proposed issuance of up to 20,000,000 shares of our Common Stock in exchange for and payment of an aggregate amount of up to $10,000,000 of our outstanding debt.

4.	FOR approval of the proposed issuance of shares of our Common Stock in payment of $116,164.00 of liquidated damages.

5.	FOR approval of a stock purchase plan to enable us to sell and issue up to $10,000,000 of shares of our Common Stock to our directors, officers, employees or consultants.

6.	FOR approval of a compensation plan to enable us to issue shares of our Common Stock to our employees or independent consultants as a portion of their compensation.

7.	FOR approval of an amendment to our Articles of Incorporation to increase our number of authorized shares of Common Stock and Preferred Stock.

8.
FOR ratification of the selection of Rosen Seymour Shapss Martin & Company LLP as the independent registered public accounting firm for the fiscal year ended December 31, 2008 and for the fiscal year ending December 31, 2009.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Six (6) directors are to be elected at the Annual Meeting, each for a term of one year and until the election and qualification of a successor or until the director’s earlier resignation or removal.

It is intended that votes pursuant to the enclosed proxy will be cast for the election of the six (6) nominees named below. In the event that any such nominee should become unable or unwilling to serve as a director, the persons named on the proxy card as proxies may vote for the election of such other person or persons as may be designated by the Board of Directors. Management has no reason to believe these nominees will not be available for election or will be unable to serve as a director.

The following table sets forth the names and ages of each nominee, the principal occupation of each during the past five years and the period, if any, during which each has served as a director of Jesup. Information as to the stock ownership of each nominee is set forth under "Security Ownership of Certain Beneficial Owners and Management." All of the nominees to the Board of Directors have been approved, recommended and nominated for election or re-election to the Board of Directors by Jesup’s Nominating/Corporate Governance Committee and by the Board of Directors.

Name	Age	Position	Director Since

Donald A. Wojnowski, Jr.	49	President and Director	2004
Steven M. Rabinovici	56	Chairman of the Board and Director	2005
Alan Weichselbaum	44	Chief Executive Officer, Acting Chief Financial Officer and Director	2008
John C. Rudy (1)(2)(3)	66	Director	2005
Benjamin J. Douek (1)(2)(3)	58	Director	2008
Mark A. Wilton (1)(2)(3)	62	Director	2009

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating/Corporate Governance Committee

Donald A. Wojnowski Jr. joined our company in 1993 and has been a member of the Board of Directors since June 2004.  Mr. Wojnowski is also our President and was our Chief Executive Officer from July 2005 to April 2009. Mr. Wojnowski is also the President and Chief Executive Officer of one of our wholly-owned subsidiaries, Empire Financial Group, Inc. Mr. Wojnowski has served as our President since June 2004. Prior to holding his current position, Mr. Wojnowski was our Vice President of Business Development, a position he held from September 1999 until February 2004.

Steven M. Rabinovici became a director of our company in May 2005 and was elected Chairman of the Board in July 2005. Mr. Rabinovici has over 25 years experience as a senior executive in both the profit and non-profit sectors. From 1992 through 2004, Mr. Rabinovici was the chief executive officer of Complete Management Inc., a physician practice management company.

Alan Weichselbaum became a director of Jesup in May 2008. Mr. Weichselbaum was appointed as our Chief Financial Officer on February 26, 2009.  Mr. Weichselbaum was appointed as our Chief Executive Officer in April 2009, and as a result, will perform his financial role as Acting Chief Financial Officer until his successor is named.  Mr. Weichselbaum has held multiple senior positions in the asset management and financial services industries. Since March 2006 he has served as a founder and managing member of Gimmel Partners L.P., a limited partnership that invests in US equities with a concentration in the small cap and micro cap sectors. From February 2001 until December 2005 he was an analyst and asset manager at Fulcrum Global Partners. Before that Mr. Weichselbaum worked at Gerard Klauer Mattison, Arbor Partners, NatWest Securities, Phillip Morris Capital Corporation and Price Waterhouse. He holds an MBA and is a CPA.

John C. Rudy became a director of our company in May 2005 and serves on our audit, compensation and nominating committees. Mr. Rudy has over 35 years of experience in financial and business operations. Since 1992, Mr. Rudy has been President of Beacon Business Services, Inc., a business consulting and accounting firm, which he founded. Mr. Rudy has also served as Chief Financial Officer of Hometown Auto Retailers, Inc., a publicly traded auto dealership group and Sona Mobile Holdings Corp., a publicly traded wireless technology company.  He currently serves as Chief Financial Officer and member of the Board of Directors of Zunicom, Inc., a publicly traded company installing and maintaining business centers in hotels through a wholly owned subsidiary located in Toronto, Canada.  From May 2005 through June 2008 he served as a director of Trey Resources, Inc., a publicly-traded software reseller.  From July 2005 through August 2008 he served as a director of AdStar, Inc., a publicly-traded company engaged in internet and placement services and products.  Mr. Rudy received an MBA from Emory University and has been a Certified Public Accountant since 1972.

Benjamin J. Douek became a director of Jesup in April 2008 and serves on our audit, compensation and nominating committees. Mr. Douek has held senior executive positions and chief financial officerships in a wide array of corporations providing financial services, crisis and turnaround management consulting and diverse internet media services. Since 2006, Mr. Douek has served as a consultant to financial institutions engaged in general securities operations and wealth management. In 2006, Mr. Douek founded and has since been managing member of a private company whose business is spearheading the creation and development of an international wine lifestyle brand. From 2002 to 2005 he served as Senior Vice President of a consulting firm that specialized in restructuring and turnaround management of companies with a diverse range of business. Earlier in his career, he served as Executive Vice President and Director of Investment Banking and as a member of the Board of Directors and Management and Commitment Committees of Ladenburg Thalmann and Co. Inc., and as a Managing Director and Principal of Donaldson, Lufkin & Jenrette Securities Corporation.

Mark A. Wilton became a director of Jesup in March 2009 and serves on our audit, compensation and nominating committees.  Mr. Wilton currently serves as the President and CEO of MarWil Investments GMBh – Co-KG, an international corporation that has owned and managed European commercial real estate since 1976.  Mr. Wilton also serves as the sole director of MarWil Investments USA, a company he founded in 1978 that owns, develops and manages residential income properties.  From 1978 to 1985, Mr. Wilton served as President and CEO of Marlind Inc., a general contracting and development company that he also founded.  Mr. Wilton has also held directorships with several banks.  From 1976 to 1980, Mr. Wilton was a director of Centennial Bank, from its organization through its bank certification.  From 2000 to 2008, Mr. Wilton was a director of Greater Bay Bank, the successor to Bay Bank of Commerce, for which he also served as a director from 1981 to 2000, from its organization and bank certification until its sale to Greater Bay Bank.  Greater Bay Bank was subsequently sold to Wells Fargo Bank in 2008.  Mr. Wilton is a graduate of the American College of Switzerland with a B.B.S. in both International Economics and International Business.

All directors hold office until the next Annual Meeting of shareholders and until their successors are duly elected and qualified. Officers are elected to serve, subject to the discretion of the Board of Directors, until their successors are appointed.

Director Independence

The Board of Directors has determined, in accordance with the listing standards of the NYSE Amex, that: (i) John Rudy, Benjamin Douek and Mark Wilton are independent, and such independent directors will at all times represent a majority of its members; (ii) John Rudy, Benjamin Douek and Mark Wilton, as members of the Audit Committee, are independent for such purposes; and (iii) John Rudy, Benjamin Douek and Mark Wilton, as members of the Compensation Committee, are independent for such purposes.

In determining director independence, our Board of Directors applies the independence standards set by the NYSE Amex. In its application of such standards the Board of Directors takes into consideration all transactions with Independent Directors and the impact of such transactions, if any, on any of the Independent Directors’ ability to continue to serve on our Board of Directors. To that end, for the fiscal years ended 2007 and 2008, our Board of Directors considered the fees paid to the Independent Directors disclosed in Executive Compensation and Director Compensation and determined that those transactions were within the limits of the independence standards set by the NYSE Amex and did not impact their ability to continue to serve as Independent Directors.

Committees of the Board of Directors

Our Board of Directors has established audit, compensation and nominating/corporate governance committees. The Compensation Committee reviews and recommends to the Board the compensation and benefits of all our officers, reviews general policy matters relating to compensation and benefits of our employees, and administers the issuance of stock options to our officers, employees, directors and consultants. All compensation arrangements between us and our directors, officers and affiliates are reviewed by the Compensation Committee, all of whose members are independent directors. The Audit Committee meets with management and our independent auditors to determine the adequacy of internal controls and other financial reporting matters.

Attendance at Committee and Board of Directors Meetings

During the years ended December 31, 2007 and 2008, the Board held 12 and 6 meetings, respectively.  All directors attended more than 75% of the number of meetings of the Board and its committees on which they served. It is our policy that directors are invited and encouraged to attend the Annual Meeting. All of our then directors attended the 2007 Annual Meeting in person except one, who attended by telephone conference.

Compensation Committee

The Compensation Committee reviews and recommends to the Board the compensation and benefits of all our officers, reviews general policy matters relating to compensation and benefits of our executive officers, and administers the issuance of stock options under our stock option plan. The Compensation Committee is currently comprised of John Rudy (who joined the committee in 2005), Benjamin J. Douek (who joined the committee in April 2008 following the resignations, in January 2008, of Brad Gordon and Kirk Warshaw) and Mark Wilton (who joined the committee in March 2009). For each of the years ended December 31, 2007 and 2008, the Compensation Committee held one meeting.  The Compensation Committee has adopted a written charter, which is available to security holders on our website at www.empirefinancialholdings.com.

Audit Committee

We have a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934 by and among the Board of Directors. The Audit Committee was established to meet with management and our independent accountants to determine the adequacy of internal controls and other financial reporting matters. The Board adopted a written charter for the Audit Committee in August 2003 (the “Charter”). The Charter is not available on our website, but was attached as Appendix B to our proxy materials for our 2007 annual meeting of stockholders. The Audit Committee reviewed our audited financial statements for the years ended December 31, 2007 and 2008 and met with our management to discuss such audited financial statements. The Audit Committee has discussed with our independent accountants, Miller, Ellin & Company, LLP and Rosen Seymour Shapps Martin & Company LLP, the matters required to be discussed pursuant to Statement on Accounting Standards No. 61; has received the written disclosures and the letters from each of Miller, Ellin & Company, LLP and Rosen Seymour Shapps Martin & Company LLP required by the Independence Standards Board Standard No. 1; has discussed with Miller, Ellin & Company, LLP and Rosen Seymour Shapps Martin & Company LLP their independence from our management and from us; and has given Miller, Ellin & Company, LLP and Rosen Seymour Shapps Martin & Company LLP full and free access to the Audit Committee. Based on its review and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in our Annual Reports on Form 10-KSB and Form 10-K. The Audit Committee is comprised of Messrs. Rudy, Douek and Wilton. The Board of Directors has determined that each of Mr. Rudy, Mr. Douek and Mr. Wilton is "independent" within the meaning of the rules of both the NYSE Amex and the Securities and Exchange Commission (“SEC”). The Board of Directors has also determined that each member is financially literate and at least one member of the Audit Committee has accounting or related financial management expertise, as such qualifications are defined under the rules of the NYSE Amex, and that each of Benjamin J. Douek, John C. Rudy and Mark A. Wilton qualify as an "audit committee financial expert" within the meaning of the rules of the SEC.

During the years ended December 31, 2007 and 2008, the Audit Committee held five and four meetings, respectively.

Nominating/Corporate Governance Committee

Our nominating/corporate governance committee is currently comprised of two non-employee members of our Board of Directors, John Rudy, Benjamin J. Douek and Mark A. Wilton.  The committee considers candidates for board membership suggested by its members, as well as management and shareholders. The nominating/corporate governance committee also has the sole authority to retain and to terminate any search firm to be used to assist in identifying candidates.

The Nominating Committee believes that the minimum qualifications for service as a director of Jesup are that a nominee possess an ability, as demonstrated by recognized success in his or her field, to make meaningful contributions to the Board's oversight of the business and affairs of Jesup and an impeccable reputation of integrity and competence in his or her personal or professional activities. The Nominating Committee's evaluation of potential candidates shall be consistent with the Board's criteria for selecting new directors. Such criteria include an understanding of Jesup’s business environment and the possession of such knowledge, skills, expertise and diversity of experience so as to enhance the Board's ability to manage and direct our affairs and business, including when applicable, to enhance the ability of committees of the Board to fulfill their duties and/or satisfy any independence requirements imposed by law, regulation or listing requirements. The Nominating Committee may also receive suggestions from current Board members, company executive officers or other sources, which may be either unsolicited or in response to requests from the Nominating Committee for such candidates. The Nominating Committee also, from time to time, may engage firms that specialize in identifying director candidates.

Once a person has been identified by the Nominating Committee as a potential candidate, the Nominating Committee may collect and review publicly available information regarding the person to assess whether the person should be considered further. If the Nominating Committee determines that the candidate warrants further consideration, the Chairman or another member of the Nominating Committee may contact the person. Generally, if the person expresses a willingness to be considered and to serve on the Board, the Nominating Committee may request information from the candidate, review the person's accomplishments and qualifications and may conduct one or more interviews with the candidate. The Nominating Committee may consider all such information in light of information regarding any other candidates that the Nominating Committee might be evaluating for membership on the Board. In certain instances, Nominating Committee members may contact one or more references provided by the candidate or may contact other members of the business community or other persons that may have greater first-hand knowledge of the candidate's accomplishments. The Nominating Committee's evaluation process does not vary based on whether or not a candidate is recommended by a shareholder, although, as stated above, the Board may take into consideration the number of shares held by the recommending shareholder and the length of time that such shares have been held.

The Nominating Committee will consider director candidates recommended by shareholders. In considering candidates submitted by shareholders, the Nominating Committee will take into consideration the needs of the Board and the qualifications of the candidate. The Nominating Committee may also take into consideration the number of shares held by the recommending shareholder and the length of time that such shares have been held. To have a candidate considered by the Nominating Committee, a shareholder must submit the recommendation in writing and must include the following information: the name of the shareholder and evidence of the person's ownership of our stock, including the number of shares owned and the length of time of ownership; the name of the candidate, the candidate's resume or a listing of his or her qualifications to be a director of Jesup; and, the person's consent to be named as a director if selected by the Nominating Committee and nominated by the Board.

Our nominating/corporate governance committee will also consider whether to nominate any person nominated by a shareholder under the provision of our bylaws relating to shareholder nominations as described in "Requirements, Including Deadlines, for Submission of Proxy Proposals, Nomination of Directors and Other Business of Shareholders" on page 33. The Secretary will submit all shareholder nominations to our nominating/corporate governance committee for review. The shareholder recommendation and information described above must be sent to our Chief Financial Officer at 650 Fifth Avenue, New York, New York 10019 and must be received not less than 120 days prior to the anniversary date of our most recent annual meeting of shareholders.

For each of  the years ended December 31, 2007 and 2008, the Nominating/Corporate Governance Committee held one meeting. The Nominating/Corporate Governance Committee has adopted a written charter, which is available to security holders on our website at www.empirefinancialholdings.com.

Code of Ethics

We have adopted a code of ethics (as defined in Item 406 of Regulation S-K) that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We have posted the text of our code of ethics on our website, www.empirefinancialholdings.com.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Our voting securities outstanding on March 31, 2009 consisted of 21,873,582 shares of common stock, 7,062 shares of Series C Preferred Stock, entitled to an aggregate of 353,100 votes; and 781,527 shares of Series F Preferred Stock, entitled to an aggregate of 781,527 votes and 1,688 shares of Series G Preferred Stock, entitled to an aggregate of 2,481,360 votes. The following table shows as of December 31, 2008, the amount of voting securities beneficially owned by:

(i)	each of our Named Executive officers (as defined in the Summary Compensation Table below),

(ii)	each of our directors and director nominees

(iii)	all of our directors and director nominees and executive officers as a group and

(iv)	each person known by us to beneficially own more than 5% of the total combined voting power of all voting securities.

Unless otherwise stated, the address of each holder is c/o Jesup & Lamont, Inc., 2170 West State Road 434, Suite 100, Longwood, Florida 32779.

Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of common stock owned by them. All information with respect to beneficial ownership has been furnished to us by the respective shareholder.

Name of Beneficial Owner (1)	Number of Shares Beneficially Owned (2)	Percentage of Outstanding
Donald A. Wojnowski Jr. (3)	625,860	2.8%
Steven M. Rabinovici (9, 10)	5,381,962	24.0%
John C. Rudy (4)	235,000	0.6%
Benjamin J. Douek (5)	100,000	0.3%
Alan Weichselbaum (6)	4,576,029	14.3%
James B. Fellus (7)	4,519,929	14.1%
James M. Matthew (10)*	125,000	0.6%
Kevin A. Carreno (11)**	—	—
Stephen J. DeGroat (9)	632,451	2.8%
William F. Moreno (12)	308,021	1.4%
The Gagne First Revocable Trust (8,9)	1,002,676	4.5%
EFH Partners, LLC (13,15)	5,181,962	23.1%
Wexus Capital	3,869,969	17.3%
Joab Capital	3,869,969	17.3%
Steven A. Horowitz (14)	5,384,462	24.0%
Paul H. Brown (15)	3,342,984	14.9%
Daniel J. Barnett (16)	1,262,110	5.6%
Harvey McGrath (17)	1,240,680	5.5%

All directors and executive
officers as a group (six
individuals)	15,338,780	36.9%

*	Mr. Matthew resigned from his position as Chief Financial Officer of Jesup & Lamont, Inc. effective December 31, 2008.

**	Mr. Carreno resigned from his position as Chief Operating Officer of Jesup & Lamont, Inc. effective October 31, 2008.

COMPENSATION OF DIRECTORS AND OFFICERS
AND RELATED MATTERS

Executive Compensation

The following Summary Compensation Table sets forth all compensation earned, in all capacities, during the fiscal years ended December 31, 2008, 2007 and 2006 by our (i) principal executive officer, and (ii) executive officers other than the principal executive officer, whose salaries for the 2008 and 2007 fiscal years as determined by Regulation S-K, Item 402, exceeded $100,000 (the individuals falling within categories (i) and (ii) are collectively referred to as the "Named Executive Officers"). No other compensation was paid to any such officers, other than the compensation set forth below.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards (8) ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Donald A. Wojnowski Jr.	2008	300,000	67,806	—	—	—	—	8,730	376,536
President, CEO &	2007	257,500	382,588	9,366	—	—	—	8,692	658,146
Director (1)	2006	240,000	187,150	—	134,178	—	—	6,947	568,275

James Fellus (2)	2008	300,000	—	—	—	—	—	4,876	304,876
CEO of JLSC	2007	—	—	—	—	—	—	—	—
	2006	—	—	—	—	—	—	—	—

James M. Matthew	2008	199,994	—	—	—	—	—	8,550	208,544
CFO & Secretary (3)	2007	199,992	—	—	162,240	—	—	1,666	363,898
	2006	93,750	19,339	—	66,521	—	—	11,181	190,791

Kevin A. Carreno	2008	208,333	—	—	—	—	—	5,370	213,703
COO (4)	2007	62,500	—	6,111	6,210	—	—	—	74,821

Stephen J. DeGroat	2008	80,000	—	—	—	—	—	3,955	83,955
Chairman & CEO of	2007	240,000	799,514	—	441,763	—	—	16,345	1,497,622
Jesup (5)	2006	40,000	—	—	124,483	—	—	2,687	167,170

William F. Moreno	2008	100,000	25,000	—	30,000	—	—	605	155,605
President of Jesup (6)	2007	231,250	—	—	236,210	—	—	16,556	484,016
	2006	35,000	—	—	67,030	—	—	2,760	104,790

Steven M. Rabinovici	2008	120,000	—	—	—	—	—	5,464	125,464
Chairman & Director (7)	2007	165,000	40,000	—	—	—	—	6,166	211,166
	2006	120,000	60,772	—	63,144	—	—	2,319	246,235

(1)
Mr. Wojnowski served as Vice President of Business Development from September 1999 through February 2004 and was elected as President in June 2004 and elected Chief Executive Officer in July 2005. The bonus amount for Mr. Wojnowski includes commissions totaling $342,588 and $187,150 for 2007 and 2006 respectively, resulting from trading revenues. All other compensation for Mr. Wojnowski consists of Company paid health care insurance and 401K contribution. Mr. Wojnowski resigned as Chief Executive Officer in April 2009.

(2)	Mr. Fellus became the Chief Executive Officer of JLSC in May 2008. All other compensation for Mr. Fellus consists of Company paid health care insurance and 401K contribution.

(3)
Mr. Matthew was elected as Chief Financial Officer and Secretary in May 2006. All other compensation for Mr. Matthew consists of Company paid health care insurance and relocation expenses. Mr. Matthew resigned from his position effective December 31, 2008.

(4)
Mr. Carreno joined Jesup in November 2007 and resigned from his position effective October 31, 2008.  All other compensation for Mr. Carreno consists of Company paid health care insurance and 401K contribution.

(5)
Mr. DeGroat joined Jesup in November 2006 through the acquisition of JLSC and resigned from his position in 2008. The bonus amount for Mr. DeGroat for 2007 includes commissions totaling $799,514 resulting from investment banking revenues. All other compensation for Mr. DeGroat consists of Company paid health care insurance and car allowance.

(6)	Mr. Moreno joined Jesup in November 2006 through the acquisition of JLSC. All other compensation for Mr. Moreno consists of car allowance.

(7)
Mr. Rabinovici was elected Director of Empire Financial Holding Company pursuant to a stock purchase agreement of March 8, 2005 and took office as Director on May 23, 2005. He was elected Chairman of the Board in July, 2005 and in that position acts in a similar capacity to Jesup’s Chief Executive Officer. All other compensation for Mr. Rabinovici consists of Company paid health care insurance and 401K contribution.

(8)
The amounts in this column reflect the expense recognized for financial statement reporting purposes for the fiscal years ended December 31, 2007 and 2006, in accordance with FAS 123(R), of outstanding stock options granted as part of the stock option plan, including the effects for which would have been calculated under FAS 123(R) had it been adopted prior to 2007. The amounts reflected for Messrs DeGroat and Moreno were included in the purchase price of JLSC under the purchase accounting method. The assumptions used in calculating these amounts, as well as a description of our stock option plan, are set forth in the Footnotes to our Financial Statements for the year ended December 31, 2007, of our Annual Report on Form 10-KSB. Compensation cost is generally recognized over the vesting period of the award.

EMPLOYMENT AGREEMENTS

On September 21, 2007, Jesup entered into an employment agreement with Donald A. Wojnowski. The employment agreement extends through May 31, 2010 and automatically renews on a monthly basis thereafter. Pursuant to his employment agreement, Donald A. Wojnowski was retained as President and Chief Executive Officer and his total compensation is $300,000 per year plus bonus, which may be correlated to trading income, and annual stock grant. The agreement calls for Jesup to also provide health care, 401K and any other benefits that Jesup may provide to its employees.

On August 2, 2006, Jesup entered into a one year employment agreement with Steven M. Rabinovici. The employment agreement extended through June 1, 2007 and automatically renews on a monthly basis. The agreement can be terminated by either party with 90 days notice. Pursuant to his employment agreement, Steven M. Rabinovici was retained as a director and Chairman of the Board and his total compensation is $120,000 per year plus bonus. The agreement was amended in January 2007 to increase the annual compensation to $240,000 per year plus bonus, and re-amended May 2007 to reduce the annual compensation to $120,000 per year plus bonus. The agreement calls for Jesup to also provide health care, 401K and any other benefits that Jesup may provide to its employees.

On May 15, 2006, Jesup entered into a two year employment agreement with James M. Matthew. Pursuant to his employment agreement, James M. Matthew was retained as Chief Financial Officer and Secretary and his total compensation was $150,000 per year plus bonus. The agreement was amended in January 2007 to increase the annual compensation to $200,000 per year plus bonus. The agreement calls for Jesup to also provide health care, 401K and any other benefits that Jesup may provide to its employees. Mr. Matthew’s contract with Jesup terminated on December 31, 2008 upon his resignation.

On November 7, 2007, Jesup entered into a three year employment agreement with Kevin A. Carreno. The employment agreement extended through November 6, 2010. Pursuant to his employment agreement, Kevin A. Carreno was retained as Chief Operating Officer and his total compensation is $250,000 per year plus bonus. The agreement called for Jesup to also provide health care, 401K and any other benefits that Jesup may provide to its employees. Mr. Carreno’s contract with Jesup terminated on October 31, 2008 upon his resignation.

On November 10, 2006, Jesup entered into an employment agreement with Stephen J. DeGroat. The employment agreement extended through September, 2009 and automatically renewed on a monthly basis. Pursuant to his employment agreement, Stephen J. DeGroat was retained as Chairman and CEO of JLSC and his total compensation is $240,000 per year plus bonus. The agreement called for Jesup to also provide health care, car allowance, 401K and any other benefits that Jesup may provide to its employees.  Mr. DeGroat’s contract with Jesup terminated in 2008 upon his resignation.

On November 10, 2006, Jesup entered into an employment agreement with William F. Moreno. The employment agreement extended through September, 2009 and automatically renews on a monthly basis. Pursuant to his employment agreement, William F. Moreno was retained as President of JLSC and his total compensation was initially $210,000 per year plus bonus, which was subsequently amended to $240,000 per year plus bonus. The agreement called for Jesup to also provide car allowance, 401K and any other benefits that Jesup may provide to its employees.

Outstanding Equity Awards at December 31, 2008

The following table includes certain information with respect to the value of all unexercised options previously awarded, stock that has not vested, and equity incentive plan awards to our Named Executive Officers.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	OPTIONS AWARDS					STOCK AWARDS
Name	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Option (#) Unexercisable (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#)
Donald A. Wojnowski Jr.	125,000	—	—	2.00	6/15/2013	64,844	38,258	—	—
	300,000	—	—	2.00	6/1/2015	—	—	—	—

James M. Matthew	25,000	25,000	—	4.85	5/9/2011	—	—	—	—
	75,000	75,000	—	3.38	8/24/2011	—	—	—	—

Kevin A. Carreno	—	200,000	—	1.21	11/7/2012	100,000	59,000	—	—

Stephen J. DeGroat	108,333	216,667	—	4.67	11/10/2016	—	—	—	—
	—	40,639	—	2.73	2/28/2012	—	—	—	—

William F. Moreno	58,333	116,667	—	4.67	11/10/2016	—	—	—	—
	—	19,361	—	2.73	2/28/2012	—	—	—	—
	100,000	200,000	—	1.50	6/18/2013	—	—	—	—

Steven M. Rabinovici	75,000	75,000	—	3.38	8/24/2011	—	—	—	—

Alan Weichselbaum	100,000	—	—	1.07	4/30/2013	—	—	—	—

(1)	The unexercisable options generally vest over a 2 - 3 year period from date of grant.

(2)	The market value is based on $0.62 per share which was the closing price of Jesup's stock on March 12, 2008. The unvested portion of stock awards vest from 1 - 3 years.

The following table presents a summary of the compensation paid to the members of our Board of Directors during the fiscal years ended December 31, 2008 and 2007. Except as listed below, no other compensation was paid to our Directors.

DIRECTOR COMPENSATION

Name	Year	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Options Awards ($)(1)	Non-Equity Incentive Plan Compensations ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Bradley L. Gordon	2008	3,167	—	—	—	—	—	3,167
(2)	2007	9,000	—	56,959	—	—	—	65,959

John C. Rudy	2008	36,000	—	65,208	—	—	—	101,208
	2007	9,000	—	57,235	—	—	—	66,235

Kirk M. Warshaw	2008	3,167	—	—	—	—	—	3,167
(2)	2007	9,000	—	57,235	—	—	—	66,235

Benjamin J. Douek	2008	15,500	—	65,208	—	—	—	80,708
(3)	2007	—	—	—	—	—	—	—

Alan Weichselbaum	2008	3,500	—	65,208	—	—	—	68,708
(4)	2007	—	—	—	—	—	—	—

Steven M.	2008	—	—	—	—	—	—	—
Rabinovici	2007	—	—	—	—	—	—	—

Donald A.	2008	—	—	—	—	—	—	—
Wojnowski, Jr.	2007	—	—	—	—	—	—	—

(1)
The amounts in this column reflect the expense recognized for financial statement reporting purposes for the fiscal year ended December 31, 2007, in accordance with FAS 123(R), of outstanding stock options granted as part of the stock option plan, including the effects for which would have been calculated under FAS 123(R) had it been adopted prior to 2007. The assumptions used in calculating these amounts, as well as a description of our stock option plan, are set forth in the Footnotes to our Financial Statements for the year ended December 31, 2007, of our Annual Report on Form 10-KSB. Compensation cost is generally recognized over the vesting period of the award.

(2)	Mr. Warshaw resigned from the Board of Directors effective January 11, 2008, and Mr. Gordon resigned from the Board of Directors effective January 27, 2008.

(3)	Mr. Douek became a member of the Board of Directors in April 2008.

(4)	Mr. Weichselbaum became a member of the Board of Directors in May 2008 and became an employee of Jesup in November 2008.

Our directors' compensation plan for 2007 was as follows:

COMPENSATION. Non-affiliated directors receive annual compensation in the amount of (i) $5,000 per year in cash to be paid by Jesup quarterly in arrears (pro-rated for partial periods served by any non-affiliate director), (ii) $500 in cash for attendance at meetings of the Board of Directors and (iii) $250 in cash for attendance at meetings of any committees of the Board of Directors. However, neither affiliated directors nor directors who are also employed by Jesup receive any fee or compensation for their services as directors. All members of the Board of Directors receive reimbursement for reasonable travel-related expenses actually incurred in connection with their attendance at meetings of the Board of Directors.

OPTIONS. Directors are eligible to receive options under our Amended and Restated 2000 Incentive Compensation Plan and 2007 Incentive Compensation Plan. Additionally, upon a person's election as a non-affiliated director, such non-affiliated director is automatically granted an option to purchase 25,000 shares of our common stock or more, at the discretion of management, as well as an automatic annual grant of an option to purchase 25,000 shares of our common stock on each anniversary of the date such non-affiliated director was first elected as one of our directors.

2008 AUDIT COMMITTEE REPORT

The Audit Committee is comprised of two directors, Benjamin J. Douek and John C. Rudy, and operates pursuant to its Charter. During the 2007 fiscal year, the Audit Committee held five meetings with the independent auditors. The Audit Committee's purpose is to assist the Board of Directors in its oversight of (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) our independent auditors' qualifications and independence, and (iv) the performance of our internal audit function and independent auditors to decide whether to appoint, retain or terminate our independent auditors, and to pre-approve all audit, audit-related and other services, if any, to be provided by the independent auditors; and to prepare this Report. Management is responsible for the preparation, presentation and integrity of our financial statements, accounting and financial reporting principles and the establishment and effectiveness of internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent auditors are responsible for performing an independent audit of the financial statements in accordance with generally accepted auditing standards. The independent auditors have free access to the Audit Committee to discuss any matters they deem appropriate.

In performing its oversight role, the Audit Committee has considered and discussed the audited financial statements with management and the independent auditors. The Audit Committee has also discussed with the independent auditors the matters required to be discussed by the Statement on Auditing Standards No. 61, Communication with Audit Committees, as currently in effect. The Audit Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as currently in effect, and has discussed with the auditors the auditors' independence. All non-audit services performed by the independent auditors must be specifically pre-approved by the Audit Committee or a member thereof.

During the 2007 fiscal year, the Audit Committee performed all of its duties and responsibilities under the Charter. In addition, based on the reports and discussions described in this Report, the Audit Committee recommended to the Board of Directors that the audited financial statements of Jesup for the 2007 fiscal year be included in its Annual Report on Form 10-KSB/A for such fiscal year.

Submitted by the Audit Committee
Benjamin J. Douek
John C. Rudy

2009 AUDIT COMMITTEE REPORT

The Audit Committee is comprised of three directors, as described under “Audit Committee” above, Benjamin J. Douek, John C. Rudy and Mark A. Wilton, and operates pursuant to its Charter. During the 2008 fiscal year, the Audit Committee held five meetings with the independent auditors. The Audit Committee's purpose is to assist the Board of Directors in its oversight of (i) the integrity of our financial statements, (ii) our compliance with legal and regulatory requirements, (iii) our independent auditors' qualifications and independence, and (iv) the performance of our internal audit function and independent auditors to decide whether to appoint, retain or terminate our independent auditors, and to pre-approve all audit, audit-related and other services, if any, to be provided by the independent auditors; and to prepare this Report. Management is responsible for the preparation, presentation and integrity of our financial statements, accounting and financial reporting principles and the establishment and effectiveness of internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent auditors are responsible for performing an independent audit of the financial statements in accordance with generally accepted auditing standards. The independent auditors have free access to the Audit Committee to discuss any matters they deem appropriate.

In performing its oversight role, the Audit Committee has considered and discussed the audited financial statements with management and the independent auditors. The Audit Committee has also discussed with the independent auditors the matters required to be discussed by the Statement on Auditing Standards No. 61, Communication with Audit Committees, as currently in effect. The Audit Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as currently in effect, and has discussed with the auditors the auditors' independence. All non-audit services performed by the independent auditors must be specifically pre-approved by the Audit Committee or a member thereof.

During the 2008 fiscal year, the Audit Committee performed all of its duties and responsibilities under the Charter. In addition, based on the reports and discussions described in this Report, the Audit Committee recommended to the Board of Directors that the audited financial statements of Jesup for the 2008 fiscal year be included in its Annual Report on Form 10-K for such fiscal year.

Submitted by the Audit Committee
Benjamin J. Douek
John C. Rudy
Mark A. Wilton

Recommendation of the Board of Directors

The Board of Directors recommends that the shareholders vote FOR the election of directors.

PROPOSAL NO. 2

APPROVAL OF AMENDMENT AND RESTATEMENT OF COMPANY’S 2007
INCENTIVE COMPENSATION PLAN TO INCREASE THE NUMBER OF SHARES OF
COMMON STOCK AVAILABLE FOR GRANT OF AWARDS UNDER THE PLAN BY
6,000,000, UP TO AN AGGREGATE OF 10,000,000

BACKGROUND AND PURPOSE

Our 2007 Incentive Compensation Plan (the "Plan") was adopted by our Board of Directors on June 7, 2007 and approved by our shareholders on September 28, 2007. The purpose of the Plan is to provide an additional incentive to attract and retain qualified competent persons who provide management services and upon whose efforts and judgment our success is largely dependent, through the encouragement of stock ownership in us by these persons. The terms of the Plan provide for the granting of both incentive stock options and non-qualified stock options.

Though shareholder approval of the amendment to the Plan is not required under Florida corporate law, the approval of our shareholders is required as a condition for listing these shares on the NYSE Amex, and in order to allow us to grant Incentive Stock Options under the Internal Revenue Code. The amendment and restatement of the Plan was approved on January 27, 2009 by our Board, subject to shareholder approval. The Plan is set forth at Appendix A. If the current plan amendment is approved by our shareholders, the Plan as amended will become effective immediately.

SUMMARY OF PROPOSED PLAN CHANGES

Shareholder approval is sought to an amendment and restatement of the plan to increase the maximum number of shares eligible for grant of awards under the Plan by 6,000,000, up to an aggregate of 10,000,000.

SUMMARY OF OUR 2007 INCENTIVE COMPENSATION PLAN, AS AMENDED AND RESTATED

The following is a summary of certain principal features of the Plan as amended and restated. This summary is qualified in its entirety by reference to the complete text of the Plan. Shareholders are urged to read the actual text of the Plan in its entirety.

SHARES AVAILABLE FOR AWARDS; ANNUAL PER-PERSON LIMITATIONS.

Under the Plan, the total number of shares of our common stock that may be awarded under the Plan and issued on the exercise of awards is equal to 10,000,000 shares, subject to adjustments in certain circumstances, plus the number of shares that are surrendered in payment of any awards or any tax withholding requirements. In addition, the Plan limits the maximum amount of shares that may be subject to awards under the Plan granted to any one individual per year to 750,000 shares.

The committee that administers the Plan is authorized to adjust the limitations described above and is authorized to adjust outstanding awards, including adjustments to exercise prices of options and other affected terms of awards, in the event that a dividend or other distribution, whether in cash, shares of our common stock or other property, recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange or other similar corporate transaction or event affects our common stock so that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of participants. The committee is also authorized to adjust performance conditions and other terms of awards in response to these kinds of events or in response to changes in applicable laws, regulations or accounting principles.

Equity Compensation Plan Information

The following table provides information as of December 31, 2008 with respect to compensation plans, including individual compensation arrangements, under which our common stock is authorized for issuance. The following table provides information with respect to our 2000 Incentive Compensation Plan and our 2007 Incentive Compensation Plan.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	8,000,000	$2.83	3,164,334
Equity compensation plans not approved by security holders	—	—	—
Total	8,000,000	$2.83	3,164,334

VOTE REQUIRED. Approval of the amendment and restatement of the 2007 Plan requires the affirmative vote of a majority of the shares of our capital stock present in person or by proxy and entitled to vote thereon.

Recommendation of the Board of Directors

The Board of Directors recommends that the shareholders vote FOR the amendment and restatement of our 2007 Incentive Compensation Plan.

PROPOSAL NO. 3

APPROVAL OF PROPOSED ISSUANCE OF UP TO 20,000,000 SHARES OF OUR COMMON STOCK

We are seeking shareholder approval of the proposed issuance of up to a maximum of 20,000,000 shares of our common stock to prepay an aggregate of up to approximately $10 million of outstanding debt, including approximately $6.2 million face amount of our 6.5% Convertible Debentures due March 28, 2012. If this item is approved by our shareholders, our management will seek to negotiate the repayment of the debt by issuing shares of Common Stock, each valued at a price between 70% and 120% of its then prevailing per share market price, and warrants to purchase Common Stock, each exercisable at a per share price in excess of the then prevailing market price, but in no event more than the aggregate maximum of 20,000,000 shares, including shares underlying warrants. Any repayment negotiated by management will be subject to approval by our Board of Directors. If our management is unable to negotiate a transaction with the debt holders that is on terms acceptable to our Board, we will not repay any debt or the debentures by issuance of these shares or warrants.

The maximum number of shares that we would issue would be 20,000,000. The issuance of these shares, would be anti-dilutive, decreasing negative net tangible book value per share at September 30, 2008 from $0.24 to $0.11 if the maximum number of shares are issued.

We believe that repayment of our outstanding debt, including the debentures is in the best interest of shareholders because it will deleverage our balance sheet and eliminate fixed interest payments on the debt of approximately $48,000 per month. In addition, the debentures contain many restrictive covenants that have impaired our ability to raise capital and will continue to do so in the future unless the debentures are repaid.

PROPOSAL NO. 5

APPROVAL OF A STOCK PURCHASE PLAN TO ENABLE US TO SELL AND ISSUE UPTO $10,000,000
OF SHARES OF OUR COMMON STOCK TO OUR DIRECTORS,
OFFICERS, EMPLOYEES OR CONSULTANTS

We are seeking stockholder approval of a plan to enable us to sell and issue up to $10,000,000 of units (as described further below) from time to time to our directors, officers, employees or consultants, each unit consisting of four shares of common stock and one warrant. The purpose of the plan is to assist us to raise capital and at the same time to provide our directors, officers, employees or consultants, whose performance will contribute to our long-term success and growth, with the ability to increase their identity of interest with our stockholders by providing the opportunity of stock ownership. The availability of these shares will also strengthen our ability to attract and retain employees, officers, directors and consultants of high competence.

Each unit will consist of (i) four (4) shares of our common stock and (ii) one warrant to purchase one share of Common Stock. The per unit price at which the units will be sold will be four times the prevailing market price of our Common Stock on the date of approval by our Board of Directors, plus $0.125. All warrants will be exercisable for five years and have an exercise price of 110% or more of the fair market value of the Common Stock at the time of Board approval. Assuming approval by our shareholders, Jesup will have the discretion to approve any shares to be offered for sale under the plan. All the issuances would be registered under the Act. Issuance of these shares or warrants could be dilutive.

Though stockholder approval of the plan is not required under Florida corporate law, the affirmative vote of a majority of shares of common stock present or represented and entitled to vote at the 2008 Annual Meeting is required as a condition for listing these shares on the NYSE Amex. If approved by our stockholders, the plan will become effective immediately.

Other Information

A new plan benefits table with respect to the shares that would be available under the plan upon approval by our shareholders, as described in the SEC’s proxy rules, is not provided because all sales and issuances to be made under the plan will be discretionary. Furthermore, we do not have any existing obligations or current plans to sell or issue any shares under the plan.  Approximately 376 persons are currently eligible for to participate in the plan. Therefore, it cannot be determined at this time what sales and issuances, if any, will be made to any person or group of persons under the plan if the plan is approved by our shareholders.

Equity Compensation Plan Information

The following table provides information as of December 31, 2008 with respect to compensation plans, including individual compensation arrangements, under which our common stock is authorized for issuance. The following table provides information with respect to our 2000 Incentive Compensation Plan and our 2007 Incentive Compensation Plan.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	8,000,000	$2.83	3,164,334
Equity compensation plans not approved by security holders	—	—	—
Total	8,000,000	$2.83	3,164,334

The Board of Directors recommends that the shareholders vote FOR approval of a stock purchase plan to enable us to sell and issue up to $10,000,000 of shares of our Common Stock to our directors, officers, employees or consultants.

PROPOSAL NO. 6

APPROVAL OF A COMPENSATION PLAN TO ENABLE US TO ISSUE SHARES OF OUR COMMON
STOCK TO OUR EMPLOYEES OR INDEPENDENT CONSULTANTS AS A PORTION OF THEIR
COMPENSATION.

We are seeking stockholder approval of a compensation plan to enable us to issue, from time to time until January 31, 2014, up to an aggregate of 10,000,000 shares of our common stock to certain of our employees or independent individual consultants in lieu of cash compensation.  Upon Jesup’s determination before any given fiscal quarter, employees or independent individual consultants would be given the option to elect to receive up to 50% of their compensation for the coming quarter in shares of our common stock instead of in cash.  The shares would be issued at the end of each month over the applicable quarter, at a discount of 10% to the prevailing market price of the common stock at the time of issuance, based on the average closing price of the common stock on the first five of the last eight applicable trading days of each month.  The employee or independent individual consultant would be required to submit an election for payment in stock before the beginning of the applicable quarter.  If the plan is utilized, the issuance of stock instead of cash would assist us in conserving cash and at the same time to provide our employees or independent individual consultants, whose performance will contribute to our long-term success and growth, with the ability to increase their identity of interest with our stockholders by providing the opportunity of stock ownership at a favorable price.  The availability of these shares will also strengthen our ability to attract and retain employees and independent individual consultants of high competence.

Assuming approval by our shareholders, Jesup will have the discretion to approve any shares to be offered for sale under the plan. All the issuances would be registered under the Act. Issuance of these shares would increase our outstanding common equity and could be dilutive.

Though stockholder approval of the plan is not required under Florida corporate law, the affirmative vote of a majority of shares of common stock present or represented and entitled to vote at the 2008 Annual Meeting is required as a condition for listing these shares on the NYSE Amex.  If approved by our stockholders, the plan will become effective immediately.

Other Information

A new plan benefits table with respect to the shares that would be available under the plan upon approval by our shareholders, as described in the SEC’s proxy rules, is not provided because all sales and issuances to be made under the plan will be discretionary. Furthermore, we do not have any existing obligations or current plans to sell or issue any shares under the plan.  As of March 18, 2009, approximately 376 persons are currently eligible to participate in the plan. The classes and approximate number of persons in each class eligible to participate in the plan are as follows: (i) 3 Named Executive Officers; (ii) 5 current executive officers (including Named Executive Officers); (iii) 3 current directors who are not executive officers; and (iv) 168 employees (including all current officers who are not executive officers).  We currently have approximately 200 contractual independent individual consultants. Therefore, it cannot be determined at this time what sales and issuances, if any, will be made to any person or group of persons under the plan if the plan is approved by our shareholders.  Jesup intends to file a Registration Statement on Form S-8 to cover these shares.

Equity Compensation Plan Information

The following table provides information as of December 31, 2008 with respect to compensation plans, including individual compensation arrangements, under which our common stock is authorized for issuance. The following table provides information with respect to our 2000 Incentive Compensation Plan and our 2007 Incentive Compensation Plan.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	8,000,000	$2.83	3,164,334
Equity compensation plans not approved by security holders	—	—	—
Total	8,000,000	$2.83	3,164,334

The Board of Directors recommends that the shareholders vote FOR approval of a compensation plan to enable us to issue shares of our Common Stock to our employees or independent consultants as a portion of their compensation.

Proposal No. 7

APPROVAL OF AN AMENDMENT TO OUR ARTICLES OF INCORPORATION TOINCREASE OUR
AUTHORIZED NUMBER OF SHARES OF COMMON STOCK AND PREFERRED STOCK

We are seeking shareholder approval of an amendment to our Articles of Organization (the “Charter Amendment”) in order to increase our authorized shares of Common Stock and Preferred Stock by 100,000,000 and 1,000,000 shares, respectively.

We currently have 100,000,000 authorized shares of our Common Stock, par value $.01 per share, of which 21,873,582 shares are outstanding and a total of 23,741,545 are reserved for issuance as follows: 8,000,000 shares of Common Stock for future issuance under our 2000 Equity Incentive Plan and our 2007 Equity Incentive Plan, including 3,831,367 shares underlying outstanding options, and 15,741,545 shares of Common Stock underlying other outstanding options, warrants and convertible securities, and common stock and warrants subscribed but not yet issued.

Assuming that our shareholders approve Proposals 2, 3, 4 and 5 above, we will be required to reserve an additional 63,232,000 shares of Common Stock for future issuance, which would bring our total of shares required to be reserved for issuance to 86,838,611.  We currently do not have enough authorized shares of Common Stock to do this.  In addition, we would have no shares available for other future use.  We also have 1,000,000 authorized shares of Preferred Stock, par value $.01 per share, of which 790,277 are outstanding, leaving us only 209,723 shares of Preferred Stock available for future use.

An increase in the number of authorized shares of Common Stock is necessary in order for us to be able to reserve an adequate number of shares following shareholder approval of Proposals 2, 3, 4 and 5.  The Board of Directors believes that an increase in the number of authorized shares of Common Stock and Preferred Stock is also necessary and in our interest in order to insure that we will have additional shares available for future issuance from time to time for other proper corporate purposes, including future financings involving the issuance of equity or convertible securities, acquisitions, and future reservations of shares for our equity incentive plans.

We are therefore seeking shareholder approval the Charter Amendment to increase our number of authorized shares of Common Stock from 100,000,000 to 200,000,000, and to increase our number of authorized shares of Preferred Stock from 1,000,000 to 2,000,000.  Our Board of Directors approved the Charter Amendment on January 27, 2009.  If the Charter Amendment is adopted by the required vote of shareholders, it will become effective when the appropriate Articles of Amendment to our Articles of Incorporation are filed.

The additional shares could potentially be issued at times and under circumstances that could have a dilutive effect on earnings per share and on the equity ownership and voting power of the present holders of Common Stock.

The Board of Directors recommends that the shareholders vote FOR approval of an amendment to our Articles of Incorporation to increase our number of authorized shares of Common Stock and Preferred Stock.

PROPOSAL NO. 8

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

We are seeking shareholder ratification of the appointment of Rosen Seymour Shapss Martin & Company LLP, successor to Miller, Ellin & Company, LLP via merger, as its independent public accountants for 2008 and 2009. We engaged Miller, Ellin & Company, LLP as our Independent Registered Public Accounting Firm on October 14, 2005 and Miller, Ellin & Company, LLP audited Jesup’s financial statements for the fiscal years ended December 31, 2005, December 31, 2006 and December 31, 2007. Miller, Ellin & Company, LLP merged with Rosen Seymour Shapss Martin & Company LLP effective January 1, 2009 and the combined firms now operate under the name Rosen Seymour Shapss Martin & Company LLP. The report of Miller, Ellin & Company, LLP, with respect to our financial statements for the fiscal year ended December 31, 2007 appears in our Annual Report for the fiscal year ended December 31, 2007. The report of Rosen Seymour Shapss Martin & Company LLP, with respect to our financial statements for the fiscal year ended December 31, 2008 appears in our Annual Report for the fiscal year ended December 31, 2008.

In the event the shareholders fail to ratify the appointment of Rosen Seymour Shapss Martin & Company LLP the Audit Committee may reconsider its selection. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the Audit Committee believes that such a change would be in our best interests and in the best interests of our shareholders. A representative of Rosen Seymour Shapss Martin & Company LLP will attend the Combined 2008 and 2009 Annual Meeting and will have an opportunity to make a statement if he desires to do so and will be available to respond to appropriate questions from shareholders.

Audit Committee Matters and Fees Paid to Independent Auditors

The following table presents fees for professional services rendered by Miller, Ellin & Company, LLP for Jesup for 2006 and 2007 and for professional services rendered by Rosen Seymour Shapss Martin & Company LLP for Jesup for 2008:

Type of Fee	Fiscal Year 2008	Fiscal Year 2007	Fiscal Year 2006
Audit Fees (a)	$276,907	$263,694	$77,294
Audit-Related Fees (b)	—	$35,634	$134,672
Tax Fees (c)	$63,853	$78,798	$29,434
All Other Fees (d)	—	—	$31,021

(a) Audit Fees

Audit Fees are fees billed by Miller, Ellin & Company, LLP and Rosen Seymour Shapss Martin & Company LLP, respectively, for professional services for the audit of our annual financial statements and for the review of our interim financial statements, which are included in our Annual Reports on Form 10-KSB and 10-K and in our Quarterly Reports on Form 10-QSB and 10-Q, and services that are normally provided in connection with statutory and regulatory filings or engagements to comply with generally accepted auditing standards and include comfort and consent letters in connection with SEC filings and financing transactions.

(b) Audit-Related Fees

Audit-related fees are fees billed by Miller, Ellin & Company, LLP and Rosen Seymour Shapss Martin & Company LLP, respectively, for assurance and related services that are reasonably related to the performance of an audit or review of our financial statements and are not reported under Audit Fees above.

(c) Tax Fees

Tax fees are fees billed by Miller, Ellin & Company, LLP and Rosen Seymour Shapss Martin & Company LLP, respectively, for professional services for tax compliance, tax advice and tax planning.

(d) All Other Fees

All other fees are fees billed by Miller, Ellin & Company, LLP and Rosen Seymour Shapss Martin & Company, respectively, for any services not included in the first three categories.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee charter provides that the Audit Committee will pre-approve audit services and non-audit services to be provided by our independent auditors before the accountant is engaged to render these services. The Audit Committee may consult with management in the decision-making process, but may not delegate this authority to management. The Audit Committee may delegate its authority to pre-approve services to one or more committee members, provided that the designees present the pre-approvals to the full committee at the next committee meeting. All audit and non-audit services performed by our independent accountants have been pre-approved by our Audit Committee to assure that such services do not impair the auditors' independence from us.

Recommendation of the Board of Directors

The Board of Directors recommends that the shareholders vote FOR the ratification of the appointment of the independent auditors.

OTHER BUSINESS

As of the date of this Proxy Statement, we know of no other business that will be presented for consideration at the Combined 2008 and 2009 Annual Meeting other than the items referred to above. If any other matter is properly brought before the Combined 2008 and 2009 Annual Meeting for action by shareholders, the persons designated as proxies will vote all shares in accordance with the recommendation of the Board or, in the absence of such a recommendation, in accordance with their best judgment.

ADDITIONAL INFORMATION

Householding

The SEC’s rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement and annual report addressed to those shareholders. This process, which is commonly referred to as “householding,” potentially provides extra convenience for shareholders and cost savings for companies. Some brokers household proxy materials and annual reports, delivering a single proxy statement and annual report to multiple shareholders sharing an address, although each shareholder will receive a separate proxy card. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If at any time you no longer wish to participate in householding and would prefer to receive a separate proxy statement and annual report, please notify your broker. If you would like to receive a separate copy of this year’s Proxy Statement or Annual Report, please address your request for delivery of the Proxy Statement and/or Annual Report to Alan Weichselbaum, Acting Secretary, Jesup & Lamont, Inc., 650 Fifth Avenue, New York, New York 10019.

Requirements, Including Deadlines, for Submission of Proxy Proposals, Nomination of Directors and Other Business of Shareholders

Shareholders interested in presenting a proposal for consideration at the Annual Meeting of shareholders in 2010 must follow the procedures found in Rule 14a-8 under the Exchange Act. To be eligible for inclusion in Jesup’s 2010 proxy materials, all qualified proposals must be received by our Corporate Secretary no later than July 23, 2010. A shareholder who wishes to make a proposal at the next Annual Meeting without including the proposal in our proxy statement must notify our Corporate Secretary at our principal executive offices not later than the close of business on October 15, 2010 nor earlier than the close of business on September 6, 2010; provided, however, that if the date of the 2009 annual meeting is more than 30 days before or more than 30 days after December 31, 2010, notice by the shareholder to be timely must be so delivered not later than the close of business on the later of (i) the 90th day prior to the 2010 annual meeting or (ii) the 10th day following the day on which public announcement of the date of the 2010 annual meeting is first made. If a shareholder fails to give notice by this date, then the persons named as proxies in the proxies solicited by us for the next Annual Meeting will have discretionary authority to vote on the proposal. Shareholder proposals should be addressed to Alan Weichselbaum, Acting Secretary, Jesup & Lamont, Inc., 650 Fifth Avenue, New York, New York 10019.

EVERY SHAREHOLDER, WHETHER OR NOT HE OR SHE EXPECTS TO ATTEND THE
ANNUAL MEETING IN PERSON, IS URGED TO EXECUTE THE PROXY AND RETURN IT
PROMPTLY IN THE ENCLOSED BUSINESS REPLY ENVELOPE.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on May 19, 2009

Jesup's Annual Report to Shareholders for the years ended December 31, 2007 and 2008, including Audited Financial Statements, has been mailed with this proxy material. A copy of this Proxy Statement and our Annual Report is available at www.jesuplamont.com. We will provide without charge to each person being solicited by this Proxy Statement, on the written request of any such person, a copy of our Annual Report on Form 10-KSB/A for the year ended December 31, 2007 and our Annual Report of Form 10-K for the year ended December 31, 2008, including the financial statements and financial statement schedules included therein. We will also furnish any exhibit to our Annual Report on Form 10-KSB/A or 10-K if specifically requested. All such requests should be directed to Alan Weichselbaum, Acting Secretary, Jesup & Lamont, Inc., 650 Fifth Avenue, New York, New York 10019.

By order of the Board of Directors

Steven M. Rabinovici
Chairman of the Board

April 22, 2009

▼FOLD AND DETACH HERE AND READ THE REVERSE SIDE ▼
…………………………………………………………………………………………………………………………………………………………..
JESUP & LAMONT, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR
THE COMBINED 2008 AND 2009 ANNUAL MEETING ON MAY 19, 2009.

The undersigned hereby appoints Steven Rabinovici and Alan Weichselbaum, and each of them, with full power of substitution, the attorneys and proxies of the undersigned to attend the Combined 2008 and 2009 Annual Meeting of Shareholders of Jesup & Lamont, Inc. (the "Company") to be held on May 19, 2009, at 10:00 am, local time, at Jesup & Lamont Securities Corporation, 650 Fifth Avenue, New York, NY 10019, and at any adjournment thereof, hereby revoking any proxies heretofore given, to vote all shares of common stock of the Company held or owned by the undersigned as indicated on the proposals as more fully set forth in the Proxy Statement, and in their discretion upon such other matters as may come before the meeting.

▼FOLD AND DETACH HERE AND READ THE REVERSE SIDE ▼
…………………………………………………………………………………………………………………………………………………………..

				:	Please mark your votes like this	☒
	FOR election of all nominees	WITHHOLD vote from all nominees	FOR all nominees, EXCEPT for nominee(s) listed below from whom Vote is withheld.		FOR	AGAINST	ABSTAIN
1.ELECTION OF DIRECTORS	☐	☐	☐
2.  Approval of the amendment and restatement of our 2007 Incentive Compensation Plan to increase the maximum number of shares to be eligible for grant under the Plan by 6,000,000, up to an aggregate of 10,000,000.
					☐	☐	☐
Donald A. Wojnowski, Jr., Steven M. Rabinovici, John C. Rudy, Alan Weichselbaum, Benjamin J. Douek, Mark A. Wilton					FOR	AGAINST	ABSTAIN
(INSTRUCTION: To withhold authority to vote for any individual nominee, write that nominee’s name in the space provided below.)				3. Approval of the proposed issuance of up to 20,000,000 shares of our Common Stock in exchange for and payment of an aggregate amount of up to $10,000,000 of our outstanding debt.	☐	☐	☐
					FOR	AGAINST	ABSTAIN
				4. Approval of the proposed issuance of Common Stock in payment of $116,164.00 of liquidated damages.	☐	☐	☐
					FOR	AGAINST	ABSTAIN
				5. Approval of a stock purchase plan to enable us to sell and issue up to $10,000,000 of shares of our Common Stock to our directors, officers, employees or consultants.	☐	☐	☐
					FOR	AGAINST	ABSTAIN
				6. Approval of a compensation plan to enable us to issue shares of our Common Stock to our employees or independent consultants as a portion of their compensation.	☐	☐	☐
					FOR	AGAINST	ABSTAIN
				7. Approval of an amendment to our Articles of Incorporation to increase our number of authorized shares of Common Stock and Preferred Stock.	☐	☐	☐
					FOR	AGAINST	ABSTAIN

8.   Confirmation of the appointment of Rosen Seymour Shapss Martin & Company LLP as Jesup's independent registered public accounting firm for the fiscal year ended December 31, 2008 and for the fiscal year ending December 31, 2009.
					☐	☐	☐

The shares represented by this Proxy, when this Proxy is properly signed, will be voted as directed or if no direction is indicated, will be voted FOR all nominees for director and FOR each of the proposals.

The undersigned hereby acknowledges receipt of the Notice of, and Proxy Statement for, the aforesaid Annual Meeting.

IMPORTANT - PLEASE FILL IN, DATE, SIGN AND RETURN PROMPTLY USING THE ENCLOSED ENVELOPE.

Company ID:
Proxy Number:
Account Number:

Signature of Shareholder_____________________________________________	Signature of Shareholder_____________________________________________	Date_________
NOTE: When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee, or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by an authorized person.

IMPORTANT - PLEASE FILL IN, DATE, SIGN AND RETURN PROMPTLY USING THE ENCLOSED ENVELOPE.